UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ENDO INTERNATIONAL PLC

(Exact Name of Registrant as Specified in its Charter)

Ireland	001-36326	68-0683755
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland		Not Applicable
(Address of principal executive offices)		(Zip Code)

Matthew J. Maletta

Executive Vice President, Chief Legal Officer

011-353-1-268-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the Conflict Minerals Report of Endo International plc is filed as Exhibit 1.01 hereto and is publicly available at www.endo.com.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDO INTERNATIONAL PLC
(Registrant)

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta	May 31, 2016
Title:	Executive Vice President,
Chief Legal Officer